December 20, 2006
Ms. Sharon M. Blume
Senior Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., mail stop 4561
Washington, D.C. 20549-0408
Dear Ms. Blume:
The purpose of this letter is to respond to your comment letter dated December 8, 2006, in which you requested that certain information be provided to you within ten business days and that, to the extent applicable, certain related disclosures that continue to be included in future KeyCorp filings with the Securities and Exchange Commission (“Commission”) be revised accordingly.
This letter includes the item referred to in your letter, which is immediately followed by our response. Further, in preparing our response, we acknowledge that:
•	KeyCorp management is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	KeyCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2005
Notes to Consolidated Financial Statements
Accounting Pronouncements Adopted in 2005, page 62
1.	We note your disclosure regarding the $30 million charge recorded during the first quarter of 2005 as a result of the Staff’s February 7, 2005 letter on lease accounting (“the letter”).
As stated on page 2 of the letter, we believe the positions noted are based upon existing accounting literature. Therefore, it appears inappropriate to include your disclosure within “accounting pronouncements adopted in 2005.”
As further stated in the letter, to the extent SEC registrants have deviated from the lease accounting standards and related interpretations set forth by the FASB, those registrants, in consultation with their independent auditors, should assess whether restatement is required. Registrants who determine their prior accounting to be in error should disclose that fact and other related information.
Please tell us whether you determined your prior accounting to be in error. If you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination. If you continue to provide the aforementioned disclosure in your future filings, please revise to correctly describe the nature of the accounting change.
Response:
After the Securities and Exchange Commission (“SEC”) issued its February 7, 2005, letter, we reviewed KeyCorp’s accounting for the three lease-related issues addressed in that letter. As a result of our review, we determined that KeyCorp’s accounting for scheduled rent increases and the amortization of leasehold improvements on operating leases was in error.
With regard to scheduled rent increases on certain operating leases, KeyCorp had been recording lease rent expense on a “pay as you go” basis, as opposed to applying the straight-line basis over the term of the lease. Our analysis indicated that in each year since 2000, the application of the straight-line basis of accounting would have resulted in the recognition of additional noninterest expense of no more than $2.0 million ($1.3 million, after tax). The additional expense that would have been recorded represented less than 1% of reported net occupancy expense in each year during the five-year period extending from 2000 through 2004. The error discussed above accounted for $29.6 million of the $30 million charge recorded by KeyCorp during the first quarter of 2005. The remainder of the $30 million charge related to the amortization of leasehold improvements.
In Staff Accounting Bulletin No. 99 (“SAB 99”), the SEC cautioned registrants not to rely solely on the quantitative aspects of materiality in determining the significance of an accounting error—qualitative factors must also be considered. More specifically, SAB 99 specifies that registrants should consider the perspective of a reasonable person in ascertaining if there is a substantial likelihood that reliance on the affected financial reports would have been influenced by the correction of an error. Registrants were also advised to consider materiality in light of several factors, including the location of the error in the financial statements, management’s intent, and the possible effect that the misstatement may have on stock price volatility.
Based on the guidance provided in SAB 99, our conclusions with regard to the materiality of the errors discussed above were as follows:
1.	No reasonable person relying on KeyCorp’s financial statements would have been influenced by the effect of the inappropriate accounting treatment applied to scheduled rent increases and the amortization of leasehold improvements pertaining to operating leases. For each of the reporting periods affected, the difference in KeyCorp’s net income would not have been significant.
2.	KeyCorp’s net income per common share would have differed from reported results by less than $.01 for each full year or quarter during the five-year period extending from 2000 through 2004. Therefore, it was reasonable to conclude that KeyCorp’s stock price volatility was unaffected by the accounting practices at issue.
3.	The application of the appropriate accounting to scheduled rent increases and the amortization of leasehold improvements pertaining to operating leases would have had little effect on the “accrued expense and other liabilities” component on the balance sheet. KeyCorp’s accrued expense and other liabilities totaled $6.3 billion at December 31, 2004.

Based on the above factors, we determined, and confirmed with our independent auditors, that a restatement of KeyCorp’s historical financial statements was not required. Since the first quarter of 2005, KeyCorp has applied the straight-line method of accounting to scheduled rent increases, and has used the appropriate lease term for amortizing leasehold improvements on operating leases in accordance with Statement of Financial Accounting Standards No. 13 and the guidance provided in the SEC’s letter dated February 7, 2005.
As per your direction, KeyCorp will address this item as an accounting error in all future 1934 Act filings with the Commission to the extent applicable.
Please contact me at 216-689-7841 if you have any questions about this letter.
Sincerely,

Robert L. Morris
Executive Vice President and
Chief Accounting Officer

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